April 30, 2018

VIA EDGAR SUBMISSION

Ms. Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:    Rockwell Collins, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Filed November 14, 2017
File No. 1-16445

Dear Ms. Blye,

We are writing in response to your letter, dated March 29, 2018, regarding the Annual Report on Form 10-K filed by Rockwell Collins, Inc. (the “Company” or “Rockwell Collins”) on November 14, 2017. We have set forth below your comment in italics and have included our response.

General

1.
Your subsidiary B/E Aerospace states in its 10-K filed February 28, 2017, shortly before your acquisition of the company, that Airbus accounted for 13% of its $2.9 billion of consolidated revenues in 2016. In your 10-K you attribute various costs and revenues to the production and sale of aircraft products to Airbus. News reports indicate that Airbus aircraft operate in Sudan and Syria, and a document titled “Orders, Deliveries, Operators - Worldwide” on the Airbus website identifies Sudan Airways and Syrian Air as having ordered, having taken delivery of, and operating Airbus aircraft.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response

Rockwell Collins (including B/E Aerospace and our other subsidiaries) has well established policies, procedures and practices in place to comply with U.S. economic sanctions and controls. The Company prohibits doing business with any sanctioned party and/or country unless an appropriate authorization has been applied for and received from the appropriate U. S. government agency (Department of State, Directorate of Defense Trade Controls; Department of Commerce, Bureau of Industry and Security; Department of Treasury - Office of Foreign Assets Control) (“OFAC”).

To address compliance in this area the Company has established procedures and processes in place at each of our respective businesses to screen transactions with both customers and suppliers to ensure that no transaction takes place with any denied parties and/or sanctioned countries, unless an appropriate government authorization is in place to allow the transaction to proceed.

The Company does not sell its equipment or services to any aircraft manufacturers in Sudan or Syria. Given that the Company does not control or influence where aircraft manufacturers, such as Airbus, sell their completed aircraft, nor does the Company control where those aircraft may subsequently be transferred, the Company’s sales to such aircraft manufacturers are believed to be compliant with the U.S. economic sanctions and controls absent direct knowledge that the intended customer is a denied party or located in a sanctioned country. Our contracts with the aircraft manufacturers typically require both parties to comply with U.S. economic sanctions and/or export controls.

Rockwell Collins conducts some activities in Sudan and Syria pursuant to an authorization approved by the Department of Treasury, Office of Foreign Assets Control. A summary of the nature of such activities conducted by our international trip planning business is as follows:

Sudan
Our Sudan contacts and payments for the period in question are primarily for obtaining overflight permission and the associated navigation fees for Sudanese airspace. For U.S. registered or owned aircraft, a general license, published in 31 CFR 538.517, exists. For non-U.S. registered or owned aircraft, we obtained a specific license, SU-2012-298498-1 (later renewed to SU-2012-298498-2). On January 13, 2017, the Sudanese Sanctions Regulations (SSR), published as 31 CFR 538, were amended by adding section 538.540, which authorizes all transactions prohibited by the SSR. Because of this, renewal of our specific license became unnecessary.

Since the addition of 31 CFR 538.540, we have also assisted with arranging and paying for aircraft services for approximately five customer flights into Khartoum, Sudan. These aircraft services consist of fuel, baggage handling, passenger assistance, lavatory service, and other routine requirements for aircraft operation.

Syria
Our Syrian contacts and payments for the period in question primarily involve flight and weather information, flight plans, notices to airmen, airspace information and other information necessary for safe flight operation and are authorized under OFAC license MUL-2014-310409-1. Overflight payment authorized by OFAC license SY-2012-298669-2, which expired on March 31, 2018, but prior to which we applied for a renewal of the authorization.

Over the past four years, the Company had a few transactions involving Sudan (but not Syria) in which the proscribed Company processes were not adequately complied with leading to violations of the sanctions regulations. In each case where a violation was determined, a disclosure was made of such violation to the appropriate U.S. government agency, as described below. In no cases were the violations intentional or systemic nor were they considered material to Rockwell Collins financial statements as a whole.

Overflight Payments - Sudan
On October 7, 2014, Rockwell Collins, on behalf of ARINC Incorporated which was acquired by Rockwell Collins in December 2013, disclosed to OFAC two unlicensed aircraft overflight payments for non-U.S. owned or registered aircraft to the Sudan Government.  A payment of $2,041 was made in April 2010 and a payment of $2,313 was made in January 2014.  Both payments were made by United Aviation Services to the Government of Sudan. The matter remains under review with OFAC.

Subscription Services - Sudan
On July 12, 2017, Rockwell Collins disclosed to OFAC and the U.S. Department of Commerce (“DOC”) unlicensed exports of subscription services for Flight Management System Navigation Data to a Sudanese regional passenger airline. The exports occurred between 2009 and November 2016 via an online subscription service. The airline paid a total of $42,390 to Rockwell Collins for the service. This included $27,000 in subscription payments during the applicable five year statute of limitations reporting period, as well as $9,200 in overpayments made by the airline which are currently held in a blocked funds account established by Rockwell Collins. The DOC closed out this matter with a Warning Letter on December 8, 2017. The matter remains under review with OFAC.

Apart from contacts in connection with the international trip planning activities or the disclosures to appropriate U.S. government agencies as described above, the Company has the following anticipated contacts with the government of Sudan or Syria, or their government-controlled entities:

•	Preliminary discussions with a potential prime contractor in evaluating a bid for services on a Sudan opportunity involving our Advance Passenger Information at check-in services.

•	Preliminary discussions with a potential prime contractor in evaluating a bid for services on a Khartoum airport opportunity in Sudan.

These preliminary discussions are in compliance with U.S. economic sanctions and controls.

The approximate dollar amounts of revenues and assets associated with Sudan and Syria for the last three fiscal years and the subsequent interim period are as follows:

(in thousands)
Country	FY2015	FY2016	FY2017	6 Months Ended March 31, 2018
Sudan	$11	$26	$5	$1
Syria	—	—	—	—
Total Country Revenues	$11	$26	$5	$1

Consolidated Revenues	$5,244,000	$5,259,000	$6,822,000	$4,191,000
Country Revenues as a Percent of Consolidated Revenues	0.00%	0.00%	0.00%	0.00%

Country	FY2015	FY2016	FY2017	March 31, 2018
Sudan	$3	$2	$2	$2
Syria	—	—	—	—
Total Country Assets	$3	$2	$2	$2

Consolidated Assets	$7,294,000	$7,699,000	$17,997,000	$18,300,000
Country Assets as a Percent of Consolidated Assets	0.00%	0.00%	0.00%	0.00%

The Company does not have any liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.

The Company does not believe that the nature of its de minimis contacts or operations involving Sudan or Syria are material to investors in any quantitative or qualitative respect, including reputational considerations. The Company is not aware of any negative impact to it or the trading value of its shares of common stock given investor sentiment directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

The Company acknowledges its responsibility for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Tatum J. Buse
Tatum J. Buse
Vice President, Finance & Corporate Controller